Uppercut Brands, Inc.

560 Sylvan Avenue, Suite 360

Englewood Cliffs, NJ 07632

June 2, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Timmons Pierce

Re:	Uppercut Brands, Inc.
Registration Statement on Form S-1
File No. 333-238626

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Uppercut Brands, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on Thursday, June 4, 2020, or as soon thereafter as possible.

Please notify Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

UPPERCUT BRANDS, INC.

By:	/s/ Eric Weisblum
Name:	Eric Weisblum
Title:	Chief Executive Officer